Aquis Communications Group Inc.

1719 A Route 10, Suite 300

Parsippany, NJ 07054

September 26, 2001

VIA EDGAR AND BY U.S. MAIL

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Mail Stop 4-7

Washington, DC 20549

Attention: Barry M. Summer, Assistant Director

Re: Request for Withdrawal of a Registration Statement on Form S-1

File Number 333-47660

Dear Mr. Summer:

Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended, Aquis Communications Group, Inc, a Delaware corporation (the "Registrant"), hereby requests to withdraw its registration statement on Form S-1, File No. 333-47660, which was originally filed with the Securities and Exchange Commission on October 10, 2000 (the "Registration Statement").

The Registrant requests to withdraw the Registration Statement due to the fact that the shares of Common Stock, $.01 par value that the Registrant sought to register thereunder have been included in a registration statement on Form S-1, File No. 333-46892. The Registrant believes that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. No securities were offered or sold under or in connection with the Registration Statement.

If you have any questions regarding this application, please call our legal counsel, Mr. Joseph P. Galda of Hodgson Russ LLP at (716) 856-4000. Thank you for your assistance in this matter.

Very truly yours,

AQUIS COMMUNICATIONS GROUP, INC.

By: /s/ John B. Frieling

John B. Frieling

Chief Executive Officer